UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

SunOpta Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

8676EP108

(CUSIP Number)

GLENN W. WELLING

ENGAGED CAPITAL, LLC

610 Newport Center Drive, Suite 250

Newport Beach, California 92660

(949) 734-7900

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 24, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,377,331
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,377,331
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,377,331
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSON

Engaged Capital Co-Invest IV, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,166,639
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,166,639
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,166,639
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSON

Engaged Capital Co-Invest IV-A, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		300,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

300,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,377,331
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,377,331
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,377,331
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,377,331
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,377,331
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,377,331
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.1%
14	TYPE OF REPORTING PERSON

CO

6

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSON

Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		14,731,907
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

14,731,907
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,731,907
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.6%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSON

Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		14,731,907
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

14,731,907
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,731,907
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.6%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSON

Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		14,731,907
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

14,731,907
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,731,907
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.6%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 8676EP108

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The securities purchased by each of Engaged Capital Flagship Master, Engaged Capital Co-Invest IV and Engaged Capital Co-Invest IV-A and held in the Engaged Capital Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 5,137,331 Shares directly owned by Engaged Capital Flagship Master is approximately $25,370,014, including brokerage commissions. The aggregate purchase price of the 3,166,639 Shares directly owned by Engaged Capital Co-Invest IV is approximately $20,848,338, including brokerage commissions. The aggregate purchase price of the 427,937 Shares directly held in the Engaged Capital Account is approximately $2,179,569, including brokerage commissions.

Pursuant to the Subscription Agreement (as defined and described in Amendment No. 3 to the Schedule 13D), on April 24, 2020, SunOpta Foods Inc., a subsidiary of the Issuer (the “Subsidiary”), issued (i) 13,100 shares of Series B-1 Preferred Stock (as defined and described in Amendment No. 3 to the Schedule 13D) to Engaged Capital Flagship Master for $13,100,000, (ii) 750 shares of Series B-1 Preferred Stock to Engaged Capital Co-Invest IV-A for $750,000 and (iii) 1,150 shares of Series B-1 Preferred Stock to the Engaged Capital Account for $1,150,000.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

As previously reported, on April 15, 2020, the Investors (as defined below) entered into the Subscription Agreement with the Issuer and the Subsidiary. The closing for such transaction occurred on April 24, 2020, and the Issuer, the Subsidiary and the Engaged Investors (as defined below) entered into the Exchange and Support Agreement, Voting Trust Agreement and Investor Rights Agreement (each as defined and described in Item 6 below, which disclosure is incorporated herein by reference).

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 88,148,363 Shares outstanding as of February 21, 2020, which is the total number of Shares outstanding as reported in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2020.

10

CUSIP No. 8676EP108

As of the date hereof, Engaged Capital Flagship Master directly beneficially owned 10,377,331 Shares, including 5,240,000 Shares issuable upon the conversion of 13,100 shares of Series B-1 Preferred Stock, constituting approximately 11.1% of the Shares outstanding. Each of Engaged Capital Fund and Engaged Capital Offshore, as feeder funds of Engaged Capital Flagship Master, may be deemed to beneficially own the 10,377,331 Shares directly beneficially owned by Engaged Capital Flagship Master, constituting approximately 11.1% of the Shares outstanding.

As of the date hereof, Engaged Capital Co-Invest IV directly beneficially owned 3,166,639 Shares, constituting approximately 3.6% of the Shares outstanding.

As of the date hereof, Engaged Capital Co-Invest IV-A directly beneficially owned 300,000 Shares, consisting of 300,000 Shares issuable upon the conversion of 750 shares of Series B-1 Preferred Stock, constituting less than 1% of the Shares outstanding.

As of the date hereof, 887,937 Shares were directly beneficially held in the Engaged Capital Account, including 460,000 Shares issuable upon the conversion of 1,150 shares of Series B-1 Preferred Stock, constituting approximately 1.0% of the Shares outstanding.

Engaged Capital, as the general partner and investment adviser of Engaged Capital Flagship Master, Engaged Capital Co-Invest IV and Engaged Capital Co-Invest IV-A and the investment adviser of the Engaged Capital Account, may be deemed to beneficially own the 14,731,907 Shares beneficially owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest IV and Engaged Capital Co-Invest IV-A and beneficially held in the Engaged Capital Account, constituting approximately 15.6% of the Shares outstanding. Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 14,731,907 Shares beneficially owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest IV and Engaged Capital Co-Invest IV-A and beneficially held in the Engaged Capital Account, constituting approximately 15.6% of the Shares outstanding. Mr. Welling, as the Founder and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 14,731,907 Shares beneficially owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest IV and Engaged Capital Co-Invest IV-A and beneficially held in the Engaged Capital Account, constituting approximately 15.6% of the Shares outstanding.

Each Reporting Person is a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such group may be deemed the beneficial owner of the Shares directly owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)       By virtue of their respective positions with Engaged Capital Flagship Master, each of Engaged Capital Fund, Engaged Capital Offshore, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported beneficially owned by Engaged Capital Flagship Master.

11

CUSIP No. 8676EP108

By virtue of their respective positions with Engaged Capital Co-Invest IV, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported beneficially owned by Engaged Capital Co-Invest IV.

By virtue of their respective positions with Engaged Capital Co-Invest IV-A, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported beneficially owned by Engaged Capital Co-Invest IV-A.

By virtue of their respective positions with the Engaged Capital Account, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares beneficially held in the Engaged Capital Account.

Pursuant to the Voting Trust Agreement, 6,000,000 Special Voting Shares (as defined and described below) were issued to and deposited with Engaged Holdings, as trustee for, and on behalf of, the Engaged Investors (the “Trustee”), which entitle the holder thereof to one vote per Special Voting Share on all matters submitted to a vote of the holders of Shares, voting together as a single class, subject to certain exceptions.

(c)       Except as otherwise disclosed herein, there have been no transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D. Pursuant to the Subscription Agreement, on April 24, 2020, the Subsidiary issued (i) 13,100 shares of Series B-1 Preferred Stock (exchangeable into 5,240,000 Shares) to Engaged Capital Flagship Master for $13,100,000, (ii) 750 shares of Series B-1 Preferred Stock (exchangeable into 300,000 Shares) to Engaged Capital Co-Invest IV-A for $750,000 and (iii) 1,150 shares of Series B-1 Preferred Stock (exchangeable into 460,000 Shares) to the Engaged Capital Account for $1,150,000. In connection therewith, the Issuer also issued to the Trustee 6,000,000 Special Voting Shares, which entitle the holder thereof to one vote per Special Voting Share on all matters submitted to a vote of the holders of Shares, voting together as a single class, subject to certain exceptions.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is herby amended to add the following:

Subscription Agreement

As previously reported, on April 15, 2020, Engaged Capital Flagship Master, Engaged Capital Co-Invest IV-A and Engaged Capital (together with their affiliates, the “Engaged Investors”) entered into the Subscription Agreement with the Issuer, the Subsidiary, and Oaktree Organics, L.P. and Oaktree Huntington Investment Fund II, L.P. (together with Oaktree Organics L.P. and their affiliates, “Oaktree” and, together with the Engaged Investors, the “Investors”). The Subscription Agreement provides for the issuance by the Subsidiary of shares of exchangeable, voting Series B-1 Preferred Stock and exchangeable, voting Series B-2 Preferred Stock (the “Series B-2 Preferred Stock” and, together with the Series B-1 Preferred Stock, the “Series B Preferred Stock”).

12

CUSIP No. 8676EP108

The closing (the “Initial Closing”) for the purchase and issuance of the Series B-1 Preferred Stock occurred on April 24, 2020 (the “Initial Closing Date”). At the Initial Closing, the Subsidiary issued 15,000 shares of Series B-1 Preferred Stock to each of Oaktree and the Engaged Investors (30,000 shares total) for aggregate consideration of $30 million, and the Issuer, the Subsidiary and the Engaged Investors entered into the agreements described below. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in Amendment No. 3 to the Schedule 13D.

Exchange and Support Agreement

On the Initial Closing Date, the Issuer, the Subsidiary and the Investors entered into an exchange and support agreement (the “Exchange and Support Agreement”), providing for, among other things, the grant by the Issuer to each holder of Series B Preferred Stock, from time to time, of the right to exchange Series B-1 Preferred Stock and Series B-2 Preferred Stock with the Issuer for Shares.

This summary description of the Exchange and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Exchange and Support Agreement attached hereto as Exhibit 99.1 and incorporated herein by reference.

Special Voting Shares and Voting Trust Agreement

On the Initial Closing Date, the Issuer filed Articles of Amendment to designate a series of special shares as special shares, series 2 (the “Special Voting Shares”). The Special Voting Shares have a nominal liquidation preference of $0.00001 per share and serve as the mechanism for attaching exchanged voting to the Series B Preferred Stock. The Special Voting Shares entitle the holder thereof to one vote per Special Voting Share on all matters submitted to a vote of the holders of Shares, voting together as a single class, subject to certain exceptions. The Special Voting Shares issued to the Engaged Investors are not transferrable and the voting rights associated with the Special Voting Shares will terminate upon the transfer of the shares of Series B Preferred Stock to a third party, other than an affiliate of the Engaged Investors. In the event the Issuer elects to pay a Dividend by adding the amount payable to the Liquidation Preference, rather than paying such amount in cash, Special Voting Shares will be issued only if additional Shares are exchangeable as a consequence of such increased Liquidation Preference, having regard to the Beneficial Ownership Exchange Cap, the Rights Plan Exchange Cap and the Post CoC Exchange Cap. If no new Shares are exchangeable, then no additional Special Voting Shares are issuable.

On the Initial Closing Date, 6,000,000 Special Voting Shares were issued to and deposited with the Trustee, as trustee for, and on behalf of, the Engaged Investors pursuant to a voting trust agreement (the “Voting Trust Agreement”) between the Issuer, the Subsidiary, the Engaged Investors and the Trustee dated as of the Initial Closing Date. Pursuant to the Voting Trust Agreement, additional Special Voting Shares will be issued, or existing Special Voting Shares shall be redeemed, as necessary to ensure that the aggregate number of Special Voting Shares held by the Trustee is equal to the number of Shares issuable to the Engaged Investors on the exchange of all of the shares of Series B Preferred Stock held by them, subject to certain restrictions. In addition, immediately upon the issuance of any Series B-2 Preferred Stock to the Engaged Investors on the Subsequent Closing Date, if any, the Issuer will issue and deposit with the Trustee additional Special Voting Shares equal to the number of Shares for which such Series B-2 Preferred Stock is exchangeable.

13

CUSIP No. 8676EP108

The number of votes exercised by the Trustee on behalf of the Engaged Investors is limited such that (a) such votes will not cause the aggregate number of votes exercisable by the Engaged Investors in respect of all voting securities controlled by them to exceed 19.99% of the votes eligible to be cast by all security holders of the Issuer at such time (the “Voting Cap”); and (b) such votes will not exceed the number of Shares that the Engaged Investors are entitled to receive upon exchange of their shares of Series B Preferred Stock as restricted by the Beneficial Ownership Exchange Cap, the Post CoC Exchange Cap and the Rights Plan Exchange Cap.

The Voting Cap is permanent and the Issuer is not required to seek a waiver of the Voting Cap from the disinterested shareholders of the Issuer.

This summary description of the Voting Trust Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Trust Agreement attached hereto as Exhibit 99.2 and incorporated herein by reference.

Investor Rights Agreement

On the Initial Closing Date, the Issuer, the Subsidiary and the Engaged Investors entered into an investor rights agreement (the “Investor Rights Agreement”) providing for certain rights and obligations of the Engaged Investors.

Pursuant to the Investor Rights Agreement, for so long as the Engaged Investors beneficially own or control at least 50% of the Series B Preferred Stock issued to them, including any corresponding Shares into which such Series B Preferred Stock are exchanged, and with respect to paragraph (b) below, provided that the events prohibited under the Standstill (defined below) have not occurred, subject to certain exceptions, the Engaged Investors are entitled to: (a) participation rights with respect to future equity offerings of the Issuer in order to maintain their relative as-exchanged ownership interest; and (b) in the event the Sale Option is exercised by the Issuer, the right to approve certain actions proposed to be taken by the Issuer and its subsidiaries, as more particularly set out in the Investor Rights Agreement.

The Engaged Investors are entitled to designate one nominee (the “Nominee”) for election to the Board for so long as the Engaged Investors beneficially own or control at least 5% of the outstanding Shares on an as-exchanged basis, determined based on their ownership of Series B Preferred Stock and any Shares issued on exchange of the Series B Preferred Stock or acquired on the exercise of their pre-emptive rights (collectively, the “As-Exchanged Ownership of Engaged”). The Nominee must be an individual acceptable to the Issuer, acting reasonably, and eligible to serve as a director of the Issuer pursuant to applicable law. In the event that the Nominee ceases to serve as a director for any reason, the Engaged Investors will have the right to designate a replacement nominee, provided that the Engaged Investors remain eligible to designate a nominee and the individual is acceptable to the Issuer, acting reasonably, and eligible to serve as a director of the Issuer pursuant to applicable law. Upon the expiry of the Standstill, the Engaged Investors’ right to designate the Nominee will terminate. However, so long as the Nominee is at such time independent of the Engaged Investors, the Issuer has stated its intention to nominate the Nominee for election to the Board at the next annual general meeting, provided, the Issuer will reserve the right, acting in good faith, not to nominate such Nominee, depending on the circumstances at the time.

14

CUSIP No. 8676EP108

The Engaged Investors have also been granted certain registration rights relating to the registered resale of Shares issuable or deliverable upon exchange of the Series B Preferred Stock and the Additional Market Shares (as defined below) (“Registrable Shares”). The Issuer is required to file a registration statement or prospectus, as applicable, covering Registrable Shares that the Engaged Investors request to be registered from time to time, but not more than once in any 12-month period and subject to certain additional conditions set out in the Investor Rights Agreement. In certain circumstances, the Engaged Investors will have piggyback registration rights on offerings initiated by the Issuer. The registration rights granted to the Engaged Investors pursuant to the Investor Rights Agreement terminate on the first day following the date on which the As-Exchanged Ownership of Engaged is less than 5%.

Pursuant to the Investor Rights Agreement, the Engaged Investors have agreed to a standstill, which, among other things, restricts the Engaged Investors from taking certain actions with respect to the Issuer, including the solicitation of proxies and the acquisition of additional securities of the Issuer (the “Standstill”), subject to certain exceptions. Such exceptions, which are subject to complying with the Shareholder Rights Plan, include, among others, an exception that permits the Engaged Investors to tender their Shares to a formal take-over bid or to acquire up to 1,000,000 Shares in the open market prior to the first anniversary of the Initial Closing Date (the “Additional Market Shares”). The Standstill continues until the earlier to occur of: (i) the date that is 30 days prior to the Issuer’s advance notice deadline for shareholder nominations of directors for the Issuer’s 2021 annual meeting of shareholders, and (ii) the date that is 60 days prior to the first anniversary of the Issuer’s 2020 annual meeting of shareholders (the “Standstill Period”). The Engaged Investors may, not later than 30 days prior to the expiration of the Standstill Period (the “Continuation Deadline”), provide written notice to the Issuer of their determination to continue the Standstill Period for an additional period as described above, except that the dates of the annual meetings referenced above will, in each case, refer to the next annual meeting of the Issuer (the “Continuation Right”). The Engaged Investors will permanently lose their Continuation Right if they do not exercise it prior to the applicable Continuation Deadline.

The Engaged Investors have also agreed to a lock-up that prohibits them from selling Series B Preferred Stock or Shares issuable upon exchange of the Series B Preferred Stock prior to the date that is 18 months from the date of the Investor Rights Agreement, subject to certain exceptions.

The Engaged Investors have also agreed to certain covenants, including (i) a covenant restricting the Engaged Investors, together with Oaktree, from acting jointly or in concert or as part of a group in relation to a change of control transaction or the voting or acquisition of securities of the Issuer or its subsidiaries (other than a group consisting solely of the Engaged Investors and theirs affiliates), subject to certain exceptions, (ii) a covenant restricting the Engaged Investors from locking up to any change of control transaction that is not supported by a majority of the independent members of the Board for so long as their beneficial ownership is not less than 5% of the outstanding Shares, on an as-exchanged basis, and (iii) in the event the Shareholder Rights Plan is not renewed, a covenant not to dispose of securities of the Issuer to a third party so as to result in such third party beneficially owning greater than 19.99% of the outstanding Shares, other than in connection with a change of control transaction.

This summary description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investor Rights Agreement attached hereto as Exhibit 99.3 and incorporated herein by reference.

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CUSIP No. 8676EP108

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Exchange and Support Agreement, dated April 24, 2020.
99.2	Voting Trust Agreement, dated April 24, 2020.
99.3	Investor Rights Agreement, dated April 24, 2020.

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CUSIP No. 8676EP108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2020

Engaged Capital Flagship Master Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest IV, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest IV-A, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

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CUSIP No. 8676EP108

Engaged Capital Flagship Fund, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling

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